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SEC FILE NUMBER
8- 68225

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/16/2009 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independence Realty Securities, LLC

FKA Empire American Realty, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Philips Parkway
(No. and Street)

Montvale	NJ	07645
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Curtis — 201-326-6981 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the

CONFIDENTIAL TREATMENT REQUESTED

collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **James Curtis**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Empire American Realty, LLC, as

of **December 31**, 20 **10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Courtney J. Evergham - Notary Public
City of Philadelphia, Philadelphia County
MY COMMISSION EXPIRES MAR. 14, 2013

Signature

Chief Compliance Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independence Realty Securities, LLC
(Formerly Empire American Realty, LLC)
25 Philips Parkway
Montvale, NJ 07645

May 17, 2011

RE: Broker Dealer CRD #150161

To SEC, FINRA and State Regulators:

Enclosed, please find our amended Annual Audited Financial Report for the period of December 16, 2009 through December 31, 2010. The original report was filed on February 28, 2011. Paragraph three on page one of the revised Report of Independent Registered Public Accounting Firm contains updated information relating to the sale of the Company to a new owner.

Please feel free to contact the undersigned at 205-834-2636 should you have any questions regarding this submission.

Very truly yours,

James P Curtis

Chief Compliance Officer

Cc: R. Martel Day, President

Daniel Beaton, FINOP

Enclosures

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Empire American Realty, LLC
(A Limited Liability Company)
Period December 16, 2009 (effective date)
through December 31, 2010
With Report and Supplementary Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Empire American Realty, LLC
(A Limited Liability Company)

Financial Statements and
Supplemental Information

Period December 16, 2009 (effective date) through December 31, 2010

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
Empire American Realty, LLC

We have audited the accompanying statement of financial condition of Empire American Realty, LLC (the "Company") as of December 31, 2010, and the related statements of operations, member's capital, and cash flows for the period from December 16, 2009 (effective date) to December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated February 28, 2011, which report contained an explanatory paragraph regarding the Company's ability to continue as a going concern, the owners of the Company, as discussed in Note 7, have completed the sale of the Company. The new owners of the Company entered into an expense sharing agreement with the Company, which obligates the new owners to fund the operations of the Company. Therefore, the conditions that raised substantial doubt about whether the Company will continue as a going concern no longer exist.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire American Realty, LLC at December 31, 2010, and the results of its operations and its cash flows for the period from December 16, 2009 (effective date) to December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 28, 2011,
except for the second paragraph in Note 7, as to which the date is
May 6, 2011

Empire American Realty, LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2010

Assets		
Cash	$	167,550
Prepaid expenses and other assets		36,627
Total assets	$	204,177
Liabilities and member's capital		
Accounts payable and accrued expenses	$	82,160
Accrued compensation		26,819
Due to related party		1,188
Deferred rent		1,505
		111,672
Member's capital		92,505
Total liabilities and member's capital	$	204,177

See accompanying notes.

Empire American Realty, LLC
(A Limited Liability Company)

Statement of Operations

Period December 16, 2009 (effective date) through December 31, 2010

Expenses:	
Employee salaries and benefits	$ 1,482,368
Travel and entertainment	50,020
General, administrative, and other expenses	85,683
Rent and facilities	62,204
Marketing and professional services	300,864
Net loss	$ (1,981,139)

See accompanying notes.

Empire American Realty, LLC
(A Limited Liability Company)

Statement of Member's Capital

Period December 16, 2009 (effective date) through December 31, 2010

Balance – December 15, 2009	$ 358,644
Member contributions	1,715,000
Net loss	(1,981,139)
Balance – December 31, 2010	$ 92,505

See accompanying notes.

Empire American Realty, LLC
(A Limited Liability Company)

Statement of Cash Flows

Period December 16, 2009 (effective date) through December 31, 2010

Operating activities	
Net loss	$ (1,981,139)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses and other assets	(36,627)
Accounts payable and accrued liabilities	43,842
Deferred rent	1,505
Due to related party	1,088
Accrued compensation	26,819
Net cash used in operating activities	(1,944,512)
Financing activities	
Contributions from sponsor	1,715,000
Net cash provided by financing activities	1,715,000
Net decrease in cash	(229,512)
Cash and cash equivalents – beginning of period	397,062
Cash and cash equivalents – end of period	$ 167,550

See accompanying notes.

Empire American Realty, LLC
(A Limited Liability Company)

Notes to Financial Statements

Period from December 16, 2009 (effective date) through December 31, 2010

1. Organization of the Company

Empire American Realty LLC (the "Company") is a registered broker dealer manager in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a Limited Liability Company in the State of Delaware on March 26, 2009. The Company has a single member, EAH Holdings LLC (the Member).

During 2010, the Company served as the broker dealer for the public offering of Empire American Realty Trust Inc (the "REIT"). The offering period for the REIT was determined effective by the Securities and Exchange Commission (the "SEC") on May 14, 2010, but has yet to officially begin sales activity.

2. Summary of Significant Accounting Policies

Basis for Presentation

The Company's broker dealer license was approved by FINRA on December 16, 2009. As a result of the short effective period in 2009, the Company was not required to perform and file audited financial statements for 2009. Instead, FINRA regulations required the performance and filing of an audit for the year ended December 31, 2010 including the short stub-period of the 16 days from December 16 through December 31, 2010.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts and liabilities as of December 31, 2010, and the expenses for the period from December 16, 2009 (effective date) to December 31, 2010. Actual results could differ from these estimates.

Cash

The Company has defined cash as funds held in deposit accounts at a major banking institution.

The Company currently maintains all of its operating cash with one major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

2. Summary of Significant Accounting Policies (continued)

Prepaid Expenses

Prepaid expenses consist of prepaid FINRA licensing and registration renewal fees.

Accrued Compensation

Accrued compensation is related to salaries for employees of the Company.

Expense Recognition

The company recognizes expenses on the accrual basis as they are incurred.

Deferred Rent

The Company records rent for noncancelable operating leases on a straight-line basis in accordance with accounting principals generally accepted in the United States. Deferred rent liability as of December 31, 2010 was $1,505.

Income Taxes

As a limited liability company, the Company is subject to certain state and local taxes; however, income taxes on income or losses realized by the Company are generally the obligation of the Member. The Company adopted Accounting Standard Codification ("ASC")740, *Accounting for Income Taxes,* for the period ended December 31, 2010. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company's evaluation was performed for the tax year ending December 31, 2010.

3. Related-Party Transactions

An affiliate of the Company's member has advanced certain amounts to the Company. The amount due to this affiliate as of December 31, 2010 was $1,188 and is reflected as due to related party on the accompanying Statement of Financial Condition.

3. Related-Party Transactions (continued)

The Company also leases office space from its sponsor under a non-cancellable operating lease. Rental expense under this lease for the period December 16, 2009 (effective date) through December 31, 2010 was $21,000. Future minimum lease payments as follows:

2011	$	20,224
2012		6,808
Total	$	27,032

4. Leases

The Company has certain operating leases for office space. Rental expense, exclusive of the rent to related party disclosed in Note 3, for the period December 16, 2009 (effective date) through December 31, 2010 was $41,204. Future minimum lease payments through the termination date of this lease in 2011 are $17,948.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. The Company computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification requirements and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2010, the Company had net capital of $55,878 which was $48,433 in excess of the required net capital of $7,445 as computed in accordance with Rule 15c3-1. The Company's net capital ratio was 2.0 to 1.

6. Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan (the "Plan") that is made available to employees of the Company. Eligible participants may contribute up to the maximum amounts established by the United States Internal Revenue Service. The Company incurred $450 of expenses for the Plan during the period ended December 31, 2010.

7. Subsequent Events

The Company evaluates subsequent events up until the date the financial statements are issued. As of February 28, 2011, other than the item noted below, no material subsequent events have occurred.

On March 2, 2011, the Company was sold by the Member to RAIT Financial Trust ("RAIT"). Concurrently with the transaction, the Company entered into an Expense Sharing Agreement with RAIT, which obligated RAIT to contribute capital as needed to cover all operating and overhead expenses. On March 2, 2011, the Company was renamed Independence Realty Securities, LLC. The impact, if any, for recording the acquisition of the Company by RAIT have not been reflected in these financial statements. The Company has updated subsequent events up to May 6, 2011.

Supplemental Information

Empire American Realty, LLC
(A Limited Liability Company)

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Member's capital	$	92,505
Less nonallowable assets – prepaid expenses and other assets		(36,627)
Net capital per Rule 15c3-1		55,878
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		7,445
Excess net capital	$	48,433
Aggregate indebtedness	$	111,672
Ratio of aggregate indebtedness to net capital		2.0 to 1

The difference of $ 30,522 between the audited computation of net capital of $ 55,878 included in this report and the Company's computation of net capital of $ 86,400 included in its unaudited Part II of Form X-17A-5 as of December 31, 2010 filed on January 11, 2011 relates to audit adjustments for audit fees, legal fees and other expense accruals, reversal of a previously accrued expense and deferred rent.

See report of independent registered public accounting firm.

Empire American Realty, LLC
(A Limited Liability Company)

Schedule II – Statement Regarding SEC Rule 15c3-3

The Company is exempt under the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

Supplementary Report

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

ERNST & YOUNG

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Member
Empire American Realty, LLC

In planning and performing our audit of the financial statements of Empire American Realty, LLC (the "Company"), as of and for the period from December 16, 2009 (effective date) to December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2011

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